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                               October 23, 2023

       Mudit Paliwal
       Chief Executive Officer and Director
       Delta Corp Holdings Limited
       Boundary Hall
       Cricket Square
       Grand Cayman, KY1-1102
       Cayman Islands

                                                        Re: Delta Corp Holdings
Limited
                                                            Registration
Statement on Form F-4
                                                            Filed September 26,
2023
                                                            File No. 333-274699

       Dear Mudit Paliwal:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-4 filed September 26, 2023

       Cautionary Note Regarding Forward-Looking Statements, page v

   1. We note your response to prior comment 3, and your revised disclosure that your proxy statement/prospectus
contains    forward-looking statements    as defined in Section 27A of
                                                        the Securities Act and
Section 21E of the Exchange Act. However, as this is the initial public offering of the
registrant, it appears that the registrant is not eligible for the safe harbor set forth in
Section 27A of the Securities Act and Section 21E of the Exchange
                                                        Act. Please revise.
 Mudit Paliwal
FirstName
Delta Corp LastNameMudit
           Holdings LimitedPaliwal
Comapany
October 23,NameDelta
            2023      Corp Holdings Limited
October
Page 2 23, 2023 Page 2
FirstName LastName
Unaudited Pro Forma Combined Financial Information
Notes to Unaudited Pro Forma Consolidated Combined Financial Information
Note 1     Basis of presentation, page 22

2. You entered into a Merger and Share Exchange Agreement on September 22, 20222. You
         disclose that the measurement period ended on October 31, 2022, and therefore the assets acquired, liabilities assumed, and goodwill recognized were adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date, and, if known, would have affected the measurement of the amounts recognized as of that date on page 22. However, you appropriately disclose in the footnotes that the measurement period cannot exceed one year from the acquisition date. Please revise your unaudited pro forma combined financial information disclosures as appropriate.
Opinion of Newbridge Securities Corporation
Valuation Analyses Summary, page 86

3. We note your response to prior comment 20 and we re-issue in part. Please explain why the air freight and logistics sector was chosen for Newbridge's Comparable Public
         Company Analysis and precedent M&A Transaction Company Analysis. Discounted Cash Flow Analysis, page 88

4. We note your response to prior comment 23, and we re-issue in part. You disclose the projections for revenue growth and cash-flow margins between 2022 2027 were provided by the management team of Delta, and also that estimates for revenue growth
         and cashflow margins between 2028     2031 were determined
collectively by the
         management team of Delta and Newbridge, and are meant "to be conservative, with no guarantees that these milestones can be achieved. " Please disclose the material assumptions that underlie the Delta management 2022 - 2027 projections, and the material assumptions that underlie the 2028-2031 projections estimated by the management team of Delta and Newbridge. For example, discuss the "milestones in the model" and the timeframe to achieve such milestones as you reference in this section. Material U.S. Federal Income Tax Consequences of the Business Combination, page 92

5. In response to prior comment 25, you have revised to disclose that Lowenstein, counsel for JVA, and EGS, U.S. counsel for Delta, each shall deliver a tax opinion, dated as of the
         Closing Date, that the Merger, taken together with the Share Exchange, "should" qualify as an exchange described in Section 351 of the Code. If the opinion is subject to uncertainty, explain the facts or circumstances giving rise to the uncertainty. For guidance, refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings. In
         addition, please file such opinion(s) before effectiveness.
 Mudit Paliwal
FirstName
Delta Corp LastNameMudit
           Holdings LimitedPaliwal
Comapany
October 23,NameDelta
            2023      Corp Holdings Limited
October
Page 3 23, 2023 Page 3
FirstName LastName
Energy Logistics, page 123

6.       In response to prior comment 28 you disclose that your barges are operated on a
         carbon neutral basis because you have partnered with Numerco Limited, a company organized under the laws of the United Kingdom specializing in the field of carbon offset.
         Please disclose any risks that such offset programs may not achieve the stated CO2 reduction or avoidance, if material. You also disclose that you have invested in emissions reduction projects in partnership with Numerco, which allows a reduction of the
         environmental impact of your customer   s business. Please explain
your emissions
         reduction projects and how such projects have reduced the environmental impact of your
         customer   s business.
Delta Management's Discussion and Analysis of Financial Condition and Results of Operations
Subsequent Events, page 145

7. We note your disclosure that on June 29, 2023, certain of the Group s subsidiaries announced that they closed a revolving credit facility of up to $15 million with a bank in the United States, and your disclosure that the Company has issued a corporate guarantee, guaranteeing the due payment of all amounts payable to the third party in relation to the above revolving credit facility. Please ensure that you have disclosed all material terms, such as the applicable margin, and please file such credit agreement and your related corporate guarantee as exhibits pursuant to Item 601 of Regulation S-K or provide your analysis as to why you are not required to file such agreements. Security Ownership of Certain Beneficial Owners and Management of JVA, page 172

8. We note your disclosure that the percent of common stock outstanding in the beneficial ownership table was based on a total of 5,708,599 shares of Coffee
Holding   s common
         stock outstanding as of March 15, 2023. Please revise to provide such information as of the most recent practicable date. See Item 18(a)(5)(ii) of Form F-4. Index to Financial Information, page F-1

9. Please revise to provide updated interim financial statements for Delta Corp Holdings
         Limited as of and for the period ended June 30, 2023 in accordance with Item 8.A.5 of
         Form 20-F, via Item 14 of Form F-4. Please ensure all related financial disclosures are updated as well (e.g. MD&A and unaudited pro forma financial information, etc.).
Delta Corp Holdings Limited
Notes to Consolidated Financial Statements
27. Business combinations during the period, page F-73

10. You disclose the bargain purchase gain of $9,983, was due to the fact that the previous owner was undergoing restructuring and needed to liquidate its assets to meet its overdue loan obligations. As a result, you acquired the shares at lower than the fair value.
 Mudit Paliwal
FirstName
Delta Corp LastNameMudit
           Holdings LimitedPaliwal
Comapany
October 23,NameDelta
            2023      Corp Holdings Limited
October
Page 4 23, 2023 Page 4
FirstName LastName
         However, you compute a bargain purchase gain of $6,597 comprised of net assets acquired of $7,597 less $1,000 in cash/total consideration. Please revise as appropriate.
Exhibits

11. Please file all amendments to the merger agreement. For example, we note your reference
         on page 2 of your filing to the merger agreement,    as amended and
supplemented.
12. We note your Form of Proxy card filed as Exhibit 99.1. Please revise to identify clearly and impartially each separate matter intended to be acted upon in Proposal 3--The
         Advisory Charter Amendment Proposal. For instance, provide the four separate sub-
         proposals disclosed in the prospectus. Additionally, please file the form of proxy as an appendix at the end of the proxy statement rather than an exhibit. See General Instruction
         E of Form F-4 and Rule 14a-4(a)(3) of Regulation 14A and the note to paragraph (a)(3)
         thereof.
General

13. We note your response to prior comment 2, and note that the fee table provided in Exhibit
         107 includes 109,659,091 Pubco Ordinary Shares to Sellers consisting of Core Maritime
         Commodities FZ-LLC (CMC) and its permitted assigns, in exchange for their ordinary shares of Delta. However, we also note that CMC signed the merger and share exchange agreement, agreeing to sell, transfer, convey, assign and deliver to Pubco all of the Delta
         Shares held by CMC, which comprise all of the Delta Shares issued and outstanding as of the Closing Date. Tell us why it is appropriate to register the offer and issuance of these shares in this registration statement given that it appears that the investment decision has already been made by CMC. Similarly, please tell us why it is appropriate to register the offer and issuance of the shares to Maxim Group LLC in this registration statement. In that regard, it appears that Maxim agreed to receive such shares under the Delta Letter
         Agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Mudit Paliwal
Delta Corp Holdings Limited
October 23, 2023
Page 5

        Please contact Mark Wojciechowski at 202-551-3759 or Gus Rodriguez at 202-551-3752
if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at 202-551-3271 or Laura Nicholson at 202-551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameMudit Paliwal
                                                           Division of
Corporation Finance
Comapany NameDelta Corp Holdings Limited
                                                           Office of Energy &
Transportation
October 23, 2023 Page 5
cc:       Sarah E. Williams
FirstName LastName